Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated. You should read this table in conjunction with the financial statements and notes incorporated by reference in this prospectus.

Information presented below is in thousands:

	Years Ended December 31,
	2014	2013	2012	2011
Calculation of earnings (loss):
Net loss	$(53,306)	$(23,922)	$(10,471)	$(20,141)
Add: Fixed charges (see below)	1,273	121	412	6,776
Total loss	$(52,033)	$(23,801)	$(10,059)	$(13,365)

Fixed charges:
Interest expense and amortization of discount	$1,124	$5	$292	$6,656
Interest expense on portion of rent expense representative of interest	149	116	120	120
Total fixed charges	1,273	121	412	6,776
Ratio of earnings to fixed charges (1) (2)	—	—	—	—
Accretion of dividends on redeemable convertible preferred stock	863	9,953	351	927
Total combined fixed charges and preferred stock dividends	$2,136	$10,074	$763	$7,703
Ratio of earnings to combined fixed charges and preferred stock dividends (1) (3)	—	—	—	—

(1)	Due to our losses for the years ended December 31, 2014, 2013, 2012, and 2011, the coverage ratio was less than 1:1.
(2)
We would have needed to generate additional earnings of $53.3 million, $23.9 million, $10.5 million and $20.1 million for the years ended December 31, 2014, 2013, 2012, and 2011, respectively, to cover our fixed charges in those periods.

(3)
We would have needed to generate additional earnings of $54.2 million, $33.9 million, $10.8 million and $21.1 million for the years ended December 31, 2014, 2013, 2012, and 2011, respectively, to cover our fixed charges and accrued preferred dividends during those periods. We did not have any preferred stock outstanding after the completion of our initial public offering in February 2014.